Exhibit A

NOVA Chemicals Corporation

Annual and Special Meeting of Holders of
Common Shares of
NOVA Chemicals Corporation (the “Issuer”)

April 6, 2005

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon

General Business		Outcome of Vote
1. The election of the following eleven directors of the Issuer for a term expiring not later than the Issuer’s 2006 annual meeting		Carried

a)	J. A. Blumberg
b)	F. P. Boer
c)	J. Bougie
d)	J. V. Creighton
e)	R. E. Dineen, Jr.
f)	L. Y. Fortier
g)	K. L. Hawkins
h)	J. M. Lipton
i)	A. M. Ludwick
j)	J. E. Newall
k)	J.M. Stanford

2. The appointment of Ernst & Young LLP as the auditors of the Issuer and the authorization of the directors to fix their remuneration		Carried

			Votes by Ballot
Special Business		Outcome of Vote	For	Against

1.	To approve the Shareholder Rights Plan of the Issuer, as amended and restated as of May 16, 2002 and April 16, 2005.	Carried	51,907,752	5,998,487